LION COPPER AND GOLD CORP. CLOSES CONVERTIBLE DEBENTURE FINANCING

June 20, 2022, Vancouver, British Columbia - Lion Copper and Gold Corp. ("Lion CG", or the "Company") (TSX-V: LEO) (OTCQB: LCGMF) is pleased to announce that it has completed the first tranche of its previously announced non-brokered private placement of unsecured convertible debentures ("Debentures") for gross proceeds of US$1,075,000.

The Debentures bear interest at the rate of 14% per annum and mature on February 17, 2024. The Debentures may be converted into shares of the Company at US$0.067 per share until June 17, 2023 and thereafter at US$0.078 per share.  The holder has the option to elect to be repaid in kind at any time prior to maturity of the Debentures by way of shares the Company owns of 1301666 BC Ltd., or its successor, (the "BC Ltd. Shares") at the rate of US$0.25 per BC Ltd. Share, provided that any Debenture held by an insider of the Company requires prior stock exchange approval prior to being repaid in kind.

The proceeds of the Debenture Financing will be applied to fund the return of the US$1,000,000 deposit to Desert Pearl Farms (see May 26, 2022 news release) and the balance will be used for general working capital.

All securities issued pursuant to the Debenture Financing are subject to a four month hold period expiring on October 18, 2022, in accordance with applicable securities laws and the policies of the TSX Venture Exchange.

One current director of the Company participated in the Debenture Financing for the principal amount of US$250,000. The transaction with the director, who is an insider of the Company, constitutes a "related party transaction" as defined under Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions ("MI 61-101"). The Company is relying on the exemptions under section 5.5(a) and section 5.7(1)(a) from the formal valuation and minority shareholder approval requirements of MI 61-101, as the fair market value of the Debentures issued to the related party and the consideration paid by the related party under the Debenture Financing does not exceed 25% of Company's market capitalization, as determined in accordance with MI 61-101. The Company did not file a material change report in respect of the related party transaction at least 21 days before the closing of the Debenture Financing, as the Company wanted to improve its financial position as expeditiously as possible.

About Lion CG

Lion Copper and Gold Corp. is a Canadian-based company advancing its flagship MacArthur Copper Project in Mason Valley, Nevada, in addition to advancing its exploration projects including the Chaco Bear and Ashton properties in highly prospective regions in British Columbia, Canada, and the Blue Copper Prospect in Montana, USA.

Further information can be found at www.lioncg.com.

On behalf of the Board of Directors,

Stephen Goodman

President

For more information please contact

Karen Robertson

Corporate Communications

778-898-0057

Email: info@lioncg.com

Website: www.lioncg.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

The securities referenced in this news release have not been, and will not be, registered under the U.S. Securities Act, or any U.S. state securities laws, and may not be offered or sold in the United States without registration under the U.S. Securities Act and all applicable state securities laws or compliance with the requirements of an applicable exemption therefrom. This press release shall not constitute an offer to sell or the solicitation of an offer to buy securities in the United States, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.